THE LAW OFFICE OF

Ronald N. Vance & Associates, P. C.

Attorneys at Law

1656 Reunion Avenue

SUITE 250

South Jordan, UTAH 84095

Ronald N. Vance	TELEPHONE (801) 446-8802
Brian M. Higley	FAX (801) 446-8803
EMAIL:ron@vancelaw.us
EMAIL:brian@vancelaw.us

July 3, 2014

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

Washington, DC 20549

Re:      PSM Holdings, Inc.

Preliminary Proxy-Statement on Schedule 14A

Filed April 18, 2014

File No. 000-54988

Dear Ms. McHale:

We are in receipt of your letter dated June 2, 2014, setting forth certain comments to the revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), Form 10-K for the year ended June 30, 2013 (the “10-K”), and the Form 10-Q for the period ended March 31, 2014 (the “10-Q”) for PSM Holdings, Inc. (the “Company”). In response to your comments, the Company is filing herewith an amendment to its Proxy Statement (the “Amended Proxy Statement”) and can provide you with the following information in response to your comments:

Revised Preliminary Proxy Statement on Schedule 14A

1.	Please update your unaudited financial statements and pro forma disclosure for the quarter ended March 31, 2014.

 RESPONSE: The Amended Proxy Statement has been revised to include unaudited financial statements and pro forma disclosure for the quarter ended March 31, 2014.

Pro Forma Data, page 6

2.

Please revise your pro forma financial information to include a footnote that describes the adjustment including the assumptions involved. Please also include an introductory paragraph to the pro forma financial information as required by Rule 11-02(b)(2) of Regulation S-X, which would appear to be similar to the last paragraph on page 5 in the Dilution section.

 RESPONSE: The pro forma financial information has been revised to include a footnote that describes the adjustment including the assumptions involved and an introductory paragraph to the pro forma financial information as required by Rule 11-02(b)(2) of Regulation S-X.

Kathryn McHale

July 3, 2014

Form 10-K for the year ended June 30, 2013

Item 11. Executive Compensation

Summary Compensation Table, page 32

3.	Please provide your analysis as to why Mr. Gadawski is not required to be included as a named executive officer. Refer to Item 402(m)(2)(iii) of Regulation S-K.

RESPONSE: Mr. Gadawski was not included as a named executive officer because he did not serve as principal executive officer during the fiscal year ended June 30, 2013 and, although Mr. Gadawski was considered an executive officer (Chief Financial Officer) at the end of the fiscal year ended June 30, 2013, his compensation did not exceed that of both Messrs. Peterson and Pulsipher, who were also executive officers at the end of the fiscal year ended June 30, 2013.

Financial Statements

4.

Please revise your balance sheet, income statement and statement of cash flows in future flings to separately present amounts with related parties. Refer to Rule 4-08(k) of Regulation S-X for guidance. Please provide us with your proposed disclosures.

RESPONSE: Future related party disclosures on the face of our financial statements will include the following line items (note that balances shown represent approximate amounts for what the disclosure would have been for the March 31, 2014 balance sheet and for the three months ended March 31, 2014):

BALANCE SHEET:

Accounts receivable – related party $538,000

Dividends payable – related party $55,500

Warehouse lines of credit payable – related party $15,255,000

Notes payable – related party $885,000

Note receivable – related party $89,000

INCOME STATEMENT:

Loan Origination Fees and Gains on Sales of Mortgage Loans – related party $2,085,000

CASH FLOW STATEMENT:

Financing Activities:

Proceeds from warehouse lines of credit – related parties $671,442,000

Payments on warehouse lines of credit – related parties ($671,944,000)

Report of Independent Registered Public Accounting Firm, page F-1

5.

Please explain to us your auditor’s intent in adding an explanatory third paragraph in the audit opinion referencing Note 16 to the financial statements. If the intent is to present a going concern paragraph, please amend your filing to include the following:

●	A revised audit opinion that is consistent with the guidance in AU-C Section 570;

Kathryn McHale

July 3, 2014

●

Appropriate and prominent disclosure in the notes to the financial statements of the financial difficulties giving rise to the uncertainty surrounding the entity’s ability to continue as a going concern along with discussion of a viable plan that has the capability of removing the uncertainty and enables the company to remain viable for at least 12 months following the date of the financial statements.

RESPONSE: We discussed with our auditors and their response was as follows: “With respect to the audit report for the year ended June 30, 2013, we believed that the risks associated with operating in the mortgage industry were significant enough that a paragraph emphasizing the matter should be included in our opinion correlation with the “emphasis of a matter paragraph” language in the MD&A. We did follow professional guidance in evaluating the Company’s results and other matters and ultimately determined that the Company had a reasonable expectation to continue as a going concern for the next year.

6.	If you amend your filing(s) in response to the preceding comment, please incorporate within the amended filing any revisions requested in our other comments to be made in future filings.

RESPONSE: Based on discussions with our auditors, it is not necessary to amend previous filings and these revisions will apply to future filings only.

Balance Sheet, page F-2

7.	Please revise your balance sheet in future filings to separately present your goodwill balances. Refer to Rule 5-02.15 of Regulation S-X for guidance.

RESPONSE: Beginning with the filing of our financial statements for the year ended June 30, 2014, we will separately show each class of intangibles which is in excess of 5% of the total assets.

Consolidated Statements of Cash Flows, page F-5

8.

Please explain to us and where the cash flows related to the origination and sale of mortgage loans and the cash flows related to your lines of credit are presented in the consolidated statements of cash flows. Additionally, please reconcile the changes in the balances of loans held for sale and warehouse lines of credit from June 30, 2012 to June 30, 2013 to the amount presented in your consolidated statements of cash flows. Considering your business plan, it appears these cash flows should be prominently presented in your consolidated statements of cash flows.

RESPONSE: We agree with your comment. Presentation in prior cash flow statements had the “net change” reflected in accounts receivable. Please see Exhibit II enclosed which shows the original presentation, the adjustments required to demonstrate presentation in future filings.

9.

Please note that restricted cash is not an element of cash and cash equivalents in the statement of cash flows. Please revise future filings to present changes in restricted cash in the appropriate cash flow classification based on the nature of the restriction. Please provide us with your proposed disclosures.

RESPONSE: Please see Exhibit II enclosed which shows how restricted cash will be presented in future cash flow statements.

Kathryn McHale

July 3, 2014

Notes to the Financial Statements – General

10.	We note your disclosure on page 16 regarding legal proceedings. Please revise the notes to your financial statements in future filings related to legal contingencies to disclose as appropriate:

a.	The amount or range of reasonably possible losses in addition to amounts accrued, or

b.	That reasonably possible losses cannot be estimated, or

c.	That any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

Refer to ASC 450-20-50 for guidance. Please provide us with your proposed disclosures.

RESPONSE: Please see the wording added in bold to previous disclosure which would be included if similar future contingencies were present.

On August 23, 2012, Michael Lucey, a resident of New Jersey, filed a civil action against the Company, PrimeSource Mortgage, Inc., Edward Kenmure III (a director of the Company), James Miller (a director of the Company), Jeffrey Smith (a director and Executive Vice President of the Company and President and Chief Executive Officer of PrimeSource Mortgage, Inc.), Ron Hanna (a director, President, and Chief Executive Officer of the Company), and Richard Roque (a director of PrimeSource Mortgage, Inc.) in the Superior Court of New Jersey Law Division – Monmouth County, Docket No.: MON-L-3542-12, alleging breach of contract, violations of employment laws in the State of New Jersey, defamation of Mr. Lucey, and tortuous interference with his economic advantages.  Specifically, Mr. Lucey alleges he has not been paid salary for hours worked.  Mr. Lucey also alleges he was never paid a percentage of the net profit derived from business operations.  Lastly, Mr. Lucey alleges he was never paid a percentage of the net proceeds from the sale of PrimeSource Mortgage, Inc. (formerly United Community Mortgage Corp.).  Mr. Lucey seeks compensatory damages, attorneys’ fees and costs of suit, interest, and such other relief the court may deem equitable and just.  A mediation hearing was held on September 10, 2013, at which time our insurance carrier made Mr. Lucey an offer to settle the claim. Mr. Lucey did not accept the settlement offer and we are preparing to vigorously defend against any action to enforce these claims. Management believes that any reasonably possible losses would not be material to our financial statements.

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, Loans Held for Sale, page F-8

11.

Based on your disclosure in the second paragraph, it appears you have elected to account for loans held for sale using the fair value option. Please revise future filings to disclosure the information required in ASC 825-10-50-28 through 50-32. Please provide us with your proposed disclosures.

Kathryn McHale

July 3, 2014

RESPONSE: Our future disclosure will be as follows:

Our mortgage loans held for sale are carried at fair value. Fair value is based on quoted market prices, where available, prices for other traded mortgage loans with similar characteristics, and purchase commitments and bid information received from market participants.

Note 8 – Intangible Assets, page F-16

12.	Please revise future filings to disclose your reporting units and the amount of goodwill allocated to each reporting unit. Please provide us with your proposed disclosures.

RESPONSE: As per ASC 280-10-5, we believe our current organization structure is comprised of one operating segment (and therefore one reporting unit as defined in the FASB Accounting Standards Codification): Mortgage Banking. Therefore, this is the only segment reviewed by our chief operating decision maker and we do not believe a change to our disclosures regarding goodwill is warranted.

13.

Noting continued and significant operating losses and the departure of certain production offices and directors as disclosed in Note 15 in your December 31, 2013 Form 10-Q, for each reporting unit that is at risk of failing step one of the goodwill impairment test, please revise future filings to disclose the following:

a.	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

b.	The amount of goodwill allocated to the reporting units;

c.	A description of the methods and key assumptions used and how they key assumptions were determined;

d.

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

e.	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If no reporting unit is at risk of failing step one of the impairment test, please disclose this fact. Please provide us with your proposed disclosures.

RESPONSE: As set out in our response to item 12 above, PSMH has only one operating segment which is Mortgage Banking. Based on the one operating segment, the evaluation of balances in goodwill relative to an impairment test is done at the consolidated level and gives consideration to management’s decisions as to our ongoing operations. As of the date of this response, management is still evaluating options regarding future business operations in the locations of the “certain production offices” which were referenced above.

14.	Please explain to us how you determined that no factors limit the useful life of the FHA “Full Eagle” Status intangible asset. Refer to ASC 350-30-4 for guidance.

Kathryn McHale

July 3, 2014

RESPONSE: Consistent with ASC 350-30-35-4, we evaluated legal, regulatory, contractual, competitive, economic and other factors and determined that the useful life of the FHA “Full Eagle” is indefinite as it extends beyond the forseeable horizon and there is no forseeable limit on the period of time it is expected to contribute to our cash flows.

15.	Please explain to us in detail how you determined that the fair value of the FHA “Full Eagle” Status intangible asset at the acquisition date.

RESPONSE: In September 2011, the Company engaged a third party to conduct a fairness opinion in which the initial value of the FHA Full Eagle was determined. Further, in June 2012, the Company engaged BKD, LLP to conduct an independent valuation of the Company’s “Full Eagle” status as of June 30, 2012.

16.

Please advise future filings to present the gross carrying amount and accumulated amortization separately for your customer list and Nationwide License. Please provide us with your proposed disclosures.

RESPONSE: Using the March 31, 2014 balances, future filings will present the intangibles subject to amortization as follows:

Intangibles subject to amortization:
Customer List	$495,023
NWBO site license	824,099
1,320,023
Accumulated amortization
Customer list	$(247,174)
NWBO site license	(469,130)
(716,304)

Total	$603,719

Note 11 – Stockholders’ Equity and Issuances, page F-18

17.

For each share-based payment arrangement, please revise future filings to disclose the information required by ASC 718-10-50-2. If you use the same method to estimate fair value for each type of share-based payment arrangement, please disclose this information in your summary of significant accounting policies in note 1. Please provide us with your proposed disclosures.

RESPONSE: For Footnotes Note 1:

Stock-Based Compensation

The Company grants stock options and restricted stock units to certain executive officers, key employees, directors and independent contractors. Stock options have been granted for a fixed number of shares, vest equally over a three year period and are valued using the Black-Scholes option pricing model. Stock grants have been awarded for a fixed number of shares with a value equal to the fair value of the Company’s common stock on the grant date. Stock-based compensation expense is recorded net of estimated forfeitures for the years ended June 30, 2014 and 2013 based on the stock-based awards that were expected to vest during such periods.

Kathryn McHale

July 3, 2014

See Exhibit I for supplemental information to be disclosed to comply with ASC 718-10-50-2.

18.	Please revise future filings to discuss the nature of the restrictions on the common stock issued in acquisitions. Please provide us with your proposed disclosures.

RESPONSE: The stock issued in acquisitions was restricted stock per rule 144. We do not intend on issuing stock for acquisitions in the future.

Exhibit 31 – Certifications

19.

We note that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also include the title of the certifying individuals. Please revise future filings to omit the individuals’ title.

RESPONSE: In future filings, the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) will not include the title of the certifying individuals.

Form 10-Q for the quarterly period ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

20.

We note your disclosure regarding the departure of three of your larger lending centers during January and February 2014 included here and in Note 14 in your December 31, 2013 Form 10-Q. Please revise future filings to discuss the expected impact on your results of operations, liquidity and capital resources. Additionally, please tell us how this impacted the impairment assessment related to your intangible assets including goodwill.

RESPONSE: In January and February, individuals associated with these lending centers left and took employment with other mortgage companies. We have not been conducting business in these locations since their departure. However, we have all the licensing, customer lists, and other intangible assets that would allow us to hire new individuals in these locations if we desire. In the periods immediately preceding their departure, none of these locations were profitable. The most likely scenario is that we finalize a transition agreement with these individuals that would include selling certain assets to them allowing them to conduct business in those geographic locations with their new employer. We anticipate finalizing these transitions during the month of July 2014, and the disclosures in our year-end filing will reflect the ultimate outcome and decision that management has taken. If we ultimately decide not to conduct business in those locations, we would evaluate the impact of goodwill or other intangibles associated with our mortgage banking operations.

We have also attached our acknowledgement letter from the Company. Please feel free to contact me if you have any questions on the responses to your comments and the intent of the Company to file the Amended Proxy Statement.

Sincerely,

/s/ Brian Mark Higley

Kathryn McHale

July 3, 2014

EXHIBIT I

The following table summarizes activity, pricing and other information for the Company's stock options for the years presented below:

	For the year ended June 30,
	2014		2013

	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Options outstanding at beginning of year	275,000	$0.19	-	$-
Options granted	-	-	275,000	0.19
Options exercised	-	-	-	-
Options forfeited/expired	-	-	-	-
Options outstanding at end of year	-	-	275,000	$0.19

Options exercisable at end of year	91,667	$0.19	0	$-

In addition to the options awarded, the Company has awarded stock grants (SG's) to certain individuals. The following table summarizes activity, pricing and other information for the Company's stock grants for the years presented below:

	For the year ended June 30,
	2014		2013

	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
SG's outstanding at beginning of year	907,103	$0.57	765,031	$0.60
SG's granted	-	-	417,072	0.29
SG's exercised	-	-	-	0.24
SG's forfeited/expired	-	-	(275,000)	-
SG's outstanding at end of year	-	-	907,103	$0.57

Kathryn McHale

July 3, 2014

EXHIBIT II

PSM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2013

	Originally Presented	Change	Future Disclosure
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(1,801,267)		$(1,801,267)
Adjustments to reconcile net loss to net cash used in operating activities:

Bad debts	470,305		470,305
Depreciation and amortization	245,526		245,526
Restricted cash	-	(500,000)	(500,000)

Share based payment awards	57,801		57,801

Stock issued to third parties for services	(198,048)		(198,048)

Stock issued as compensation	52,000		52,000

Gain on sale of marketable securities	-		-
(Increase) decrease in current assets:

Accounts receivable	176,001		176,001

Mortgage loans held for sale	-	502,033	502,033

Prepaid expenses	283,025		283,025

Other current assets	(2,639)		(2,639)
Increase (decrease) in current liabilities:
Accounts payable	(261,931)		(261,931)
Accrued liabilities	721,882		721,882

Accrued stock payable	-		-
Net cash used in operating activities	(257,345)		(255,312)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from the sale of marketable securities	-		-

Purchase of property and equipment	(121,914)		(121,914)

Cash proceeds from sale of assets	-		-

Cash received as part of acquisition	-		-

Cash received from employee advances	-		-

Cash proceeds for security deposits	(14,517)		(14,517)
Net cash provided by investing activities	(136,431)		(136,431)

CASH FLOWS FROM FINANCING ACTIVITIES:

Cash proceeds from sale of stock	5,172,035		5,172,035

Cash paid for preferred dividends	(53,200)		(53,200)

Cash proceeds from warehouse lines of credit - related party	-		671,442,385

Cash payments on warehouse lines of credit - related party			(671,944,318)

Cash proceeds on loan from related party	35,038		35,038

Cash payments on loan from related party	(100,000)		(100,000)
Net cash provided by financing activities	5,053,873		4,551,940

NET INCREASE IN CASH & CASH EQUIVALENTS	4,660,097		4,160,197

CASH & CASH EQUIVALENTS, BEGINNING BALANCE	355,421		355,421

CASH & CASH EQUIVALENTS PRESNTED ON YEAR END BALANCE SHEET AS:
CASH & CASH EQUIVALENTS	4,015,518	(4,015,518)
CASH RESTRICETD FOR SURETY BONDS	500,000	(500,000)

CASH & CASH EQUIVALENTS, ENDING BALANCE	$4,515,518		$4,515,618

See Note 4 - Statement of Cash Flows Additional Disclosures

The accompanying notes are an integral part of these audited consolidated financial statements.